EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
June 30, 2022
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of June 30, 2022 and the related Condensed Consolidating Statements of Operations for the six months ended June 30, 2022 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	June 30, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$218,342	$105,155	$388	$—	$323,885
Investment securities at fair value	122,394	—	—	—	122,394
Accounts receivable - trade, net	—	29,728	—	—	29,728
Intercompany receivables	1,974	—	—	(1,974)	—
Inventories	—	93,419	—	—	93,419
Income taxes receivable, net	30,869	—	—	(26,590)	4,279
Other current assets	1,592	6,346	—	—	7,938
Total current assets	375,171	234,648	388	(28,564)	581,643
Property, plant and equipment, net	382	25,459	10,189	—	36,030
Long-term investment securities at fair value	45,522	—	—	—	45,522
Investments in real estate ventures	—	—	108,864	—	108,864
Operating lease right-of-use assets	4,016	5,256	—	—	9,272
Investments in consolidated subsidiaries	234,475	—	—	(234,475)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	16,913	85,848	3,001	—	105,762
Total assets	$676,479	$458,722	$122,442	$(263,039)	$994,604
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$51	$—	$—	$51
Intercompany payables	—	54	1,920	(1,974)	—
Income taxes payable, net	—	26,590	—	(26,590)	—
Current payments due under the Master Settlement Agreement	—	136,245	—	—	136,245
Current operating lease liability	1,806	1,989	—	—	3,795
Other current liabilities	39,657	104,119	883	—	144,659
Total current liabilities	41,463	269,048	2,803	(28,564)	284,750
Notes payable, long-term debt and other obligations, less current portion	1,400,678	23	—	—	1,400,701
Non-current employee benefits	61,153	8,204	—	—	69,357
Deferred income taxes, net	(2,421)	25,284	10,655	—	33,518
Non-current operating lease liability	3,264	3,717	—	—	6,981
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,254	26,582	555	(182)	30,209
Total liabilities	1,507,391	332,858	14,013	(28,746)	1,825,516
Commitments and contingencies
Total stockholders' (deficiency) equity	(830,912)	125,864	108,429	(234,293)	(830,912)
Total liabilities and stockholders' deficiency	$676,479	$458,722	$122,442	$(263,039)	$994,604

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Six Months Ended June 30, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$683,360	$16,399	$(515)	$699,244
Expenses:
Cost of sales	—	476,726	7,327	—	484,053
Operating, selling, administrative and general expenses	14,583	33,786	1,371	(515)	49,225
Litigation settlement and judgment expense	—	129	—	—	129
Management fee expense	—	6,751	—	(6,751)	—
Operating (loss) income	(14,583)	165,968	7,701	6,751	165,837
Other income (expenses):
Interest expense	(54,372)	(1,450)	—	—	(55,822)
Equity in losses from real estate ventures	—	—	(2,337)	—	(2,337)
Equity in losses from investments	(4,553)	—	—	—	(4,553)
Equity in earnings (losses) in consolidated subsidiaries	130,411	—	—	(130,411)	—
Management fee income	6,751	—	—	(6,751)	—
Other, net	(7,596)	3,405	2,416	(2,464)	(4,239)
Income before provision for income taxes	56,058	167,923	7,780	(132,875)	98,886
Income tax benefit (expense)	15,637	(41,365)	(1,463)	—	(27,191)
Net income	$71,695	$126,558	$6,317	$(132,875)	$71,695
Comprehensive income	$72,246	$126,597	$6,317	$(132,914)	$72,246